                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                                AMENDMENT NO. 2




                               -------------------

                                PLC SYSTEMS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

            Options to Purchase Common Stock, No Par Value Per Share,
               Having an Exercise Price of $.75 or More Per Share
                         (Title of Class of Securities)
                               -------------------

                                    69341D104
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                               -------------------

                                Mark R. Tauscher
                      President and Chief Executive Officer
                                PLC Systems Inc.
                                  10 Forge Park
                          Franklin, Massachusetts 02038
                            Telephone: (508) 541-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                            Richard G. Costello, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000
                               -------------------

                            CALCULATION OF FILING FEE
================================================================================
           TRANSACTION VALUATION(1)         AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
             $1,494,456                             $138
================================================================================

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,092,845 shares of common stock of PLC Systems Inc. having a weighted average exercise price of $1.3675 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) Previously paid. The amount of the filing fee is calculated at $92 per $1,000,000 of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $138               Filing Party: PLC Systems Inc.
      Form or Registration No.: Schedule TO-I    Date Filed: August 26, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.




     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|




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                             INTRODUCTORY STATEMENT



     This Amendment No. 2 amends and supplements the Tender Offer
Statement on Schedule TO filed by PLC Systems Inc. (the "Company") with the Securities and Exchange Commission on August 26, 2002 and as amended on September 16, 2002 (the "Schedule TO") relating to an option exchange program being conducted by the Company for compensatory purposes.





ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended to add the following:

     The Offer to Exchange expired at 5:00 p.m., Eastern Daylight Time, on September 25, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange Options to purchase an aggregate of 999,345 shares of the Company's Common Stock. The Company expects that it will issue on or about March 26, 2003, New Options to purchase 999,345 shares of the Company's Common Stock in exchange for the Options surrendered in the Offer.





                                    SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                           PLC SYSTEMS INC.

Date:  September 26, 2002                  /s/ James G. Thomasch
                                           -------------------------------------
                                           James G. Thomasch
                                           Chief Financial Officer, Senior
                                           Vice President of Finance and
                                           Administration and Treasurer


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